October 31, 2007

Mail Stop 4563

Mr. Christian N. Windsor

Special Counsel

U.S. Securities and Exchange Commission

450 5th Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Definitive 14A

Filed March 20, 2007

File No. 01-13300

Dear Mr. Windsor:

We are providing the following responses to the comment letter dated August 21, 2007, from the Securities and Exchange Commission.

Director Independence, page 8

1.	SEC Comment: You discuss the provisions of the Director Independence Standards on pages 9 and 10. Item 407(a)(2) requires that the company either state that its independence policy is disclosed on the company website or attach the policy as an appendix or identify the year in which the policy was attached to a prior proxy. Please provide the disclosures required by Item 407(a)(2) of Regulation S-K.

Response: In future filings we will disclose that the Director Independence Standard is disclosed on the company website.

Compensation Committee, page 13

2.	SEC Comment: On page 33, you disclose that the Committee relies upon the work of compensation consultants retained by members of Management, and that the consultants assist members of management in making compensation recommendations. Please revise this section or the portion of Compensation Discussion and Analysis to identify the consultants retained by management and to identify the nature and scope of the consultants’ engagement and the material elements of their instructions. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: In future filings we will make clear that Management does not have any contractual arrangement with any compensation consultant to determine or recommend

Mr. Christian N. Windsor

October 31, 2007

the amount or form of senior executive or director compensation. Each year Capital One participates in executive compensation surveys conducted by well-known compensation consultants and requests data from them as a means of understanding market conditions. Management is responsible for analyzing all market data and developing compensation recommendations.

Director Compensation, page 28

3.	SEC Comment: It would appear that Mr. Westreich’s earnings on his deferred retainer for May 2006/April 2007 should be reported as part of the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Directors Compensation Table. Please include all compensation earned during the reporting period in the appropriate column of the table. Please refer to Item 402(k) of Regulation S-K.

Response: Mr. Westreich does not participate in a defined benefit or actuarial pension plan. In addition, the earnings on his deferred retainer for May 2006/April 2007 under Capital One’s deferred compensation program were not above-market or preferential. As a result, we believe that the disclosure with respect to Mr. Westreich is appropriate.

4.	SEC Comment: Revise to identify the grant date fair value of the equity grants made to Directors. Please refer to the Instruction for Item 402(k) which quotes from the Instruction to Item 402(c)(v and vi) of Regulation S-K.

Response: In future filings we will disclose in the footnotes to the Director Compensation Table the grant date fair value of equity awards made during the last completed fiscal year.

Compensation Discussion and Analysis, page 30

Determination of Compensation Packages, page 32

5.	SEC Comment: Please clarify the composition of the tally sheets and clarify how the Committee uses the information in the tally sheets to make compensation decisions. Please refer to Item 402(b)(2)(x) of Regulation S-K.

Response: In future filings we will disclose that tally sheets are used in conjunction with other data sources, such as external market data and individual and company performance information, in order to guide compensation decisions. Primarily, the tally sheets are used as one tool in determining each NEO’s annual compensation opportunity, to ensure the Compensation Committee understands the historical context of each NEO’s compensation, their accumulated equity value, and the potential value to be received under different termination scenarios. The tally sheets support the Committee in establishing compensation that is both competitive and reasonable with respect to Capital One’s business objectives and circumstances.

Mr. Christian N. Windsor

October 31, 2007

Chairman and Chief Executive Officer Compensation, page 35

6.	SEC Comment: Please clarify the impact of the five-year “cliff” vesting schedule used in awarding Mr. Fairbanks’ equity compensation. Please refer to Item 402(b)(1)(iii) of Regulation S-K.

Response: The reference to the five-year “cliff” vesting schedule was intended to convey that Mr. Fairbank will not be entitled to receive any part of the equity compensation award until five years following the grant date. Material terms of Mr. Fairbank’s award included:

•	Vesting 5-years after the date of grant;
•	Accelerated vesting upon a Change-in-Control, death or disability; and
•	Continued vesting over the lesser of 5 years or the remaining term upon retirement.

In future filings, we will avoid the use of terms such as “cliff” and explain the vesting criteria more fully.

7.	SEC Comment: Much of the discussion of Mr. Fairbank’s compensation focuses on the compensation amounts which he will earn in 2007. While discussion of future compensation is important to readers attempting to understand your compensation program and its impact upon future performance, the Compensation Discussion and Analysis is also a means for the company to explain the compensation decisions that impacted the amounts earned in the subject reporting period and recorded in the Summary Compensation Table. Revise your disclosure to discuss not only material changes to the current fiscal year compensation, but also discuss how the amounts paid for the prior fiscal year period were determined.

Response: Because Mr. Fairbank receives no traditional pay elements (such as a salary or a cash bonus), his compensation for a given year is typically awarded entirely in equity awards in the December prior to the start of that year. For this reason, the only awards made to Mr. Fairbank in 2006 were intended to serve as his compensation for the following year (e.g. 2007) and those are the grants reflected in the Summary Compensation Table. The ultimate value of his compensation is dependent on the company’s stock price performance in subsequent years. In future filings we will discuss relevant changes in CEO compensation versus the prior year, as well as the process for determining the amount and type of compensation awarded, including the role of Capital One’s financial performance relative to a peer group as well as the role of market compensation levels and practices.

8.	SEC Comment: You discuss the $18 million target value for Mr. Fairbanks’ compensation for 2007. Revise your disclosure to clarify how the target value was determined. In particular, please discuss any particular factors which impacted the Committee’s determination, including peer compensation values, or specific measures of corporate performance which impacted the Committee’s decision to assign that particular target value. Furthermore, please discuss any measures of corporate performance, other

Mr. Christian N. Windsor

October 31, 2007

than changes in stock price, which impact the vesting of Mr. Fairbanks’ awards or the size of the awards. Similarly, please discuss how the Committee determined the notional salary amount and the size of the other compensation elements discussed in the last two paragraphs of this section. Please refer to Item 402(b)(l)(v) of Regulation S-K.

Response: In future filings, we will disclose in greater detail how the grant value is determined by the Board. The target value of Mr. Fairbank’s compensation for 2007 was determined through a detailed review of peer compensation levels, with the Committee selecting a target value that was between the 50th and 75th percentiles of the competitive data, consistent with Capital One’s philosophy of offering pay opportunities that are above the market median. The Committee also took into consideration Capital One’s performance relative to the marketplace along a number of different metrics, the most material of which were total shareholder return, asset growth, revenue growth, and return on average assets. The final determination regarding the CEO’s total compensation package is ultimately a subjective, rather than a formulaic, decision that is made by the Committee taking into consideration all of the factors discussed exercising its business judgment. We will note that the award is time vested and its ultimate value is dependent upon an increase in Capital One’s stock price. The notional salary amount is based on the median CEO base salary level among the peer group.

Named Executive Officers’ Compensation, page 36

9.	SEC Comment: You disclose that the Committee considered the factors mentioned in the bullet-pointed list on page 37 in approving the compensation of the other named executives, other than Mr. Fairbank. Furthermore, the Committee considered analysis produced by its own consultant, as well as analysis produced by other consultants. Revise your disclosure to discuss the specific factors which the Committee considered in setting the compensation amounts and how those factors affected the amounts paid to the named executives. Please refer to Item 402(b)(l)(v) of Regulation S-K.

Response: We will respond in future filings that NEO compensation is determined through a combination of reported factors specifically considered based on the unique circumstance and position of each NEO rather than a formulaic weighting of factors. The most material factors considered were job specific market data from the Board-approved peer group, market trends for pay increases, and the performance history and performance trajectory of each NEO. The relative pay positioning between NEOs is also considered.

Annual Incentive Awards, page 38

10.

SEC Comment: Revise your disclosure to expand your discussion of the corporate level performance portion of the named executives’ compensation. In particular, please discuss how the named executive’s compensation is affected by EPS growth that falls behind the Standard & Poor’s 500 Financial Index. In particular, please clarify the extent to which slower growth by Capital One compared to the growth by the peer index would

Mr. Christian N. Windsor

October 31, 2007

affect the company performance portion of the named executive officers’ compensation. Furthermore, please discuss any upper level limits to this portion of the executives’ incentive awards. Please refer to Item 402(b)(l)(v) and 402(b)(2)(vi) of Regulation S-K.

Response: In future filings, we will disclose the percentage of the bonus for which NEOs are eligible that is dependent on a corporate performance metric and will describe that metric. In future filings, we also will discuss the range of possible bonus amounts, the payout curve and what would cause a $0 payout.

For 2007, the company performance component of NEOs’ annual bonus will be based on actual EPS performance in 2007 versus the target EPS set in the 2007 annual operating plan approved by the Board in January 2007.

11.	SEC Comment: You do not discuss the target performance levels for the individual performance portion of the named executive officers’ compensation package, nor do you indicate that you are excluding the targets because of the confidential nature of the information, as permitted by Instruction 4 to Item 402(b). Please disclose these targets. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, supplementally provide the staff with your analysis of the confidential nature of the individual performance targets. Also, if you conclude that certain targets are confidential and therefore do not need to be disclosed, please discuss, in sufficient detail, how difficult it would be for the named executives to reach the targeted level of performance under the targets. Please refer to Item 402(b)(2)(v and vii) of Regulation S-K.

Response: In future filings we will describe more fully how NEO’s individual performance is assessed. Similar to all executives at Capital One, individual performance for NEO’s is assessed using a 5-point rating scale where the top rating is “Exceptional” and the lowest rating is “Action Required”. Target performance for NEO’s is at the second highest rating category, “Very Strong”, where target performance for other executives and the general employee base is at the middle rating category, “Strong”. This elevated target reinforces the higher performance expectations of our senior-most executives. Individual performance is evaluated based on both business results achieved by the executive and his/her business or staff units and on the demonstration by the executive of specific leadership and professional competencies. Results include specific goals as discussed and set with the CEO and may include financial metrics, strategic business goals and other organizational metrics. Competencies are assessed across seven categories that the Company believes are important to achieve its desired business results, including Living Our Values, Results Focus, Teamwork, Integrative Thinking, Communication, Development and Job Specific Skills. Results and Competencies are generally weighted 50%/50% in the evaluation process, with input on each executives’ performance reviewed by his/her peers and subordinates to assist the CEO in reaching his final assessment of each executives’ performance each year. The final determination regarding an NEO’s rating and total compensation package is ultimately a subjective, rather than a formulaic, decision that is made by the CEO taking into consideration all of

Mr. Christian N. Windsor

October 31, 2007

the factors discussed above exercising his business judgment, with review by the Committee.

Based on the assessment mentioned above, each NEO performed at target level in 2006, and the target payout was equal to the actual payout as disclosed in the “Bonus” column on the Summary Comp Table.

Long-Term Incentive Awards, page 40

12.	SEC Comment: Revise your disclosure to discuss the factors considered by the Committee in setting the target award amount for the other named executives. In particular, please discuss the extent to which the award amounts were set based upon a predetermined mix of long-term to short-term compensation, or were based upon a desire to maintain compensation at a certain level compared to your comparator group, or other factors. Please refer to Item 402(b)(l)(v) of Regulation S-K.

Response: In future filings we will disclose that long-term incentive awards are based on a combination of the desire to maintain a competitive mix of long-term and short-term compensation relative to our peer group, as well as a desire to provide a mix of pay vehicles that motivate our executives to demonstrate the appropriate behaviors and achieve positive business results relative to our strategic plan.

13.	SEC Comment: Revise your discuss why the Committee chose the 40%/60% break down of restricted stock to stock options for long-term equity awards. Please refer to Item 402(b)(2)(iii) of Regulation S-K.

Response: In future filings we will disclose that the restricted stock/stock option mix is determined based on market competitiveness and the desire to use equity vehicles that ensure retention and motivation of high caliber executives. We align equity design with our focus on creating long-term shareholder value.

Change In Control, page 42

14.	SEC Comment: Revise the Compensation Discussion and Analysis to describe and explain how the Committee determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives, how they affect the decisions the Committee made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: In future filings we will disclose that payments under various termination scenarios are based on market competitiveness and the desire to allow executives to consider merger activities dispassionately and to ensure a smooth transition and

Mr. Christian N. Windsor

October 31, 2007

maximum value creation through the transaction. In future filings we also will discuss how these arrangements fit into our overall compensation objectives, how they affect the Committee’s decisions on other compensation elements and the rationale for decisions made in connection with these arrangements.

Potential Payments Upon Termination or Change In Control, page 62

15.	SEC Comment: Revise your disclosure to explain the factors which would trigger different classes of payment. In particular, please explain what would constitute “for cause” and “with good reason” for the purposes of the non-compete and change in control provisions. Please refer to Item 402(j) of Regulation S-K.

Response: In future filings we will disclose the meaning of terms such as “for cause” and “with good reason.” The definitions of these terms are aligned with market practice, with “for cause” generally being defined as involvement in an unlawful act or conviction or a felony and “with good reason” generally being defined as a reduction in role or responsibility.

Sincerely, /S/ John G. Finneran, Jr.
John G. Finneran, Jr. General Counsel & Corporate Secretary